SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 22 April, 2014

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

(1)	The Press Release issued on 22 April, 2014.

CORPORATE COMMUNICATIONS
PRESS RELEASE	Amsterdam, 22 April 2014

Roel Louwhoff to become Chief Operations Officer of ING Bank

ING Bank welcomes Roel Louwhoff as Chief Operations Officer (COO) and member of the Management Board Banking per 1 May 2014. As announced at ING Bank’s Strategy update on 31 March 2014, in his function as COO Roel will have global responsibility for Operations & IT, change management and procurement within ING Bank.

Roel Louwhoff (Dutch, 1965) has more than 20 years of experience in consultancy, operations and IT with various international organizations. Lastly he was CEO of BT Operate, responsible for running the networks, platforms and data centres of the British telecoms group. Roel started his career at Andersen Consulting. From 1995 until 2001 he worked at call centre operator SNT, ultimately being responsible for strategy, IT, HR, marketing and innovation. From 2001 to 2004 he served as Chief Operating Officer at ClientLogic Corporation, an international business process outsourcing firm.

In 2004 Roel joined BT as CEO of Customer Service and Network Operations and in 2007 became responsible for the Operations of BT. Roel holds a master’s degree in Management and Organisation and an MBA from the Rijksuniversiteit Groningen. The appointment of Roel Louwhoff has been approved by the Dutch central bank (DNB).

“In our Think Forward strategy, we aim to create a differentiating customer experience throughout the bank, enabled by an intensified focus on operational excellence,” said Ralph Hamers, CEO of ING. “In our pursuit to serve our customers as best as we can, we will look beyond banking for the skills we need today but certainly also tomorrow. Therefore I am proud that with Roel, we are able to welcome an experienced manager from a highly relevant sector, with an impressive track record in leading transformational change.”

Following Roel Louwhoff’s appointment per 1 May 2014 and the revised regional division of businesses announced on 31 March 2014, which will be effective as of 1 July 2014, the composition of ING’s Management Board Banking will be as follows:

Management Board Banking

•	Ralph Hamers, CEO

•	Koos Timmermans, vice-chairman

•	Patrick Flynn, CFO

•	Wilfred Nagel, CRO

•	Roel Louwhoff, COO

•	William Connelly, Commercial Banking

•	Eli Leenaars, Challenger & Growth Countries

•	Hans van der Noordaa, Benelux

NOTE FOR EDITORS

A short interview with Roel Louwhoff on his career and view on the banking sector is are available online (www.ing.com). Portrait pictures of Roel and other ING executives in high resolution are available for download at www.flickr.com/photos/inggroup. Footage (B-roll) of ING is available via www.videobankonline.com, or can be requested by emailing info@videobankonline.com.

Press enquiries	Investor enquiries
Raymond Vermeulen	ING Group Investor Relations
+31 20 576 6369	+31 20 576 6396
Raymond.Vermeulen@ing.com	Investor.Relations@ing.com

ING PROFILE

ING is a global financial institution of Dutch origin offering services through its operating companies ING Bank and NN Group. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank’s more than 63,000 employees offer retail and commercial banking services to customers in over 40 countries.

NN Group is a leading insurance and investment company active in 18 countries, predominantly in Europe and Japan, with more than 12,000 employees. NN Group is preparing to become an independent, stand-alone company, through the base case scenario of Initial Public Offering (IPO).

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA/ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US/ING.N).

Sustainability forms an integral part of ING’s corporate strategy, which is evidenced by ING being included in the Dow Jones Sustainability Index (Europe and World) the FTS4Good index and the Euronext Vigeo Europe 120 index.

IMPORTANT LEGAL INFORMATION

Certain of the statements contained in this document are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management’s current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING’s core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) the implementation of ING’s restructuring plan to separate banking and insurance operations, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) the frequency and severity of insured loss events, (7) changes affecting mortality and morbidity levels and trends, (8) changes affecting persistency levels, (9) changes affecting interest rate levels, (10) changes affecting currency exchange rates, (11) changes in investor, customer and policyholder behaviour, (12) changes in general competitive factors, (13) changes in laws and regulations, (14) changes in the policies of governments and/or regulatory authorities, (15) conclusions with regard to purchase accounting assumptions and methodologies, (16) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (17) changes in credit-ratings, (18) ING’s ability to achieve projected operational synergies and (19) the other risks and uncertainties detailed in the risk factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason. This document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ N. Tambach
N. Tambach
General Manager Group Finance & Control

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 22 April, 2014